

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

Via E-mail
Barry Jenkins
Chief Financial Officer
SANUWAVE Health, Inc.
11475 Great Oaks Way, Suite 150
Alpharetta, GA 30022

> **Re:** **SANUWAVE Health, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 17, 2013**
> **File No. 333-187625**

Dear Mr. Jenkins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   Please address the warrant exercise price in your fee table. Refer to Securities Act Rules Compliance and Disclosure Interpretations Questions 240.05 and 240.06.

Prospectus

2.   We note your response to prior comment 1. Please ensure that your prospectus contains all non-Securities Act Rule 430A information before you request acceleration of the effectiveness of your registration statement.

Prospectus Cover Page

3.   Please revise your disclosure throughout the prospectus to identify the placement agent as an underwriter.

Exhibit 10.17

4.	With regard to the subscription agreement to be used in connection with this offering, please tell us the purpose and effect of each representation, warranty and acknowledgement that you are requiring from investors. Also provide us your analysis of how each such representation, warranty and acknowledgement is consistent with Section 14 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via email): John C. Ethridge, Jr., Esq.
Smith, Gambrell & Russell, LLP